FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Levy, Ken	2. Date of Event Requiring Statement Month/Day/Year 02/12/03	4. Issuer Name and Ticker or Trading Symbol Juniper Networks, Inc. (JNPR)
(Last) (First) (Middle) KLA-Tencor Corporation 1 Technology Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Milpitas, CA 95035			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No securities owned.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ Lisa C. Berry For: Ken Levy **Signature of Reporting Person	02/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

LIMITED POWER OF ATTORNEY - Securities Compliance

This statement confirms that the undersigned, as an officer, director or beneficial owner of more than 10% of any class of any equity security of Juniper Networks,
Inc. (the "Corporation"), hereby appoints Lisa C. Berry and Marcel Gani, and each of them, the undersigned's true and lawful attorneys-in-facts and agents to complete and execute such Forms 144, Forms 3, 4, and 5 and other forms
(including any amendments thereto) as such attorney shall in his or her discretion determine to be required or advisable pursuant to Rule 144 promulgated under the Securities Act of 1933 (as amended), Section 16 of the
Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney shall deem appropriate.  The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.  The authority of Lisa C. Berry and Marcel Gani under this Limited Power of Attorney shall coninue until the undersigned is no longer required to file
Forms 144, Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of the Corporation, unless earlier revoked in writing.

The undersigned acknowledges that Lisa C. Berry and Marcel Gani are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 (as amended) or Rule 144 promulgated under the Securities Act of 1933 (as amended).

This Limited Power of Attorney is executed at Sunnyvale, California as of the date set forth below.

Signature:  /s/ Ken Levy

Type or Print Name:  Ken Levy

Date:  February 12, 2003